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COLLOQUY Corner: The Yin and Yang of Loyalty Marketing

Posted on June 10, 2006 by Chief Marketer Staff

In our previous discussions about loyalty marketing, we talked about defining our terms and the importance of identifying all of your customers through your loyalty program, regardless of their tender type. This month, we’ll look at the yin and yang of loyalty marketing: hard and soft benefits.

Once you’ve decided to collect and use customer data in your marketing efforts, how do you encourage customers to raise their hands and ask to be identified through your program? You have to put something on the table of value to consumers, or your loyalty program won’t pierce the marketing noise that bombards all of us every day.

The essential core of all loyalty-marketing efforts is the value proposition. Loyalty is symbiotic rather than parasitic; simply put, there has to be something in it for both you and your customers, or it won’t work. You ask customers to raise their hands, and in exchange for doing so, you give them something of value: points, miles, cash back, discounts, special services, access, other privileges. If enough good customers bite, then you’re in business.

Value propositions can take many forms, but for our purposes, we’ll stick to hard and soft benefits. To effectively market to best customers, your program must appeal to two separate but equal customer needs: their need to receive economic reward (“I’m getting my money’s worth”) and their need for special recognition (“They know I’m important”). The half of the value proposition that delivers direct economic benefit to customers we call hard benefits; the half that delivers recognition and special privilege we call soft benefits. To be successful, your loyalty program must deliver targeted applications of reward and recognition to those customers with the most actual and potential value.

Hard benefits are the meat of the value exchange. They make a statement to members: transact with me, and you’ll get your money’s worth. Most important, customers perceive them as free—and all customers like freebies. You can deliver hard benefits in a variety of ways. Some programs use a promotional currency such as points or miles; others may deliver gift vouchers or other rewards. Each time members transact, they accrue value in the program via a scorekeeping method.

The most basic form of hard-benefit accrual is the punch card. Punch cards are fast, easy, and cheap. Buy six car washes, and get the next car wash free; when your coffee club card is full of holes, you earn a free cup of coffee. These programs, aimed at a single aspect of behavioral change, are more properly termed frequency programs than loyalty programs. They seek only to increase the frequency with which customers transact with you. They’re simple and inexpensive to implement, but they help you learn nothing about your customers.

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The use of promotional currency offers a more sophisticated approach to the hard-benefit equation. Regardless of what you call it or how members earn it, promotional currency accrues to member accounts each time they transact. The program rules set the rate of accrual. Once members accrue enough currency, they can redeem the currency for a stated benefit. To the member, the redemption event is free.

While frequency is still an important metric of accrual programs, this method is much more fluid and more effective at building retention than punch cards are. They increase yield across a variety of transactional variables and better enable you to establish long-term relationships with your customers. Members can obtain instant gratification or save up their currency to earn more-compelling, experiential rewards—you can earn those free cups of coffee every week, or you can save up for that dinner at a swank restaurant.

The downside, of course, is that the accrued currency represents a liability to the enterprise. Essentially, you’re setting aside a specific amount of money for the cost of the benefit that members will eventually redeem. Accrual programs are also much more expensive to launch and operate—you need identification devices, point-of-sale systems, loyalty rules engines, databases, and reward fulfillment mechanisms, and they all must work flawlessly.

The discount conundrum
Note that while all hard benefits are economic, not all economic benefits are hard. Discounts, for example, may seem like hard benefits; 10% off anything in the store is an economic benefit, isn’t it? But to earn the discount, the customer must first spend out of pocket—which means it’s not so free after all.

Discounts are not hard benefits. It’s a subtle distinction, but an important one. Many marketers argue that discounts are an ideal approach to rewarding best customers: They are cheap and require virtually no systems, rules, infrastructure, or training in order to implement.

But let me repeat: Discounts are not hard benefits. They are a form of privilege or special treatment offered to members in return for purchases, which makes them soft benefits. They can be valuable tools when reserved for the right customer segments, but they are no substitute for hard economic rewards.

What’s more, building your customer strategy around discounts results in an unsustainable value proposition. Here’s what happens when you rely solely on discounts:

•	Your margins erode.

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•	All customers, not just your best ones, will seek the discounts.

• Customers will perceive your price points at the discounted rate, not the retail rate, and they’ll quickly determine that the discounted rate is truly the going rate for your goods or services.

•	They’ ll also suspect that you inflated your retail prices to cover the discount.

• Customers will wait you out. Marketers have trained an entire generation of consumers to know that 10% off will soon be followed by 20% off. So why buy now?

• Your competitors will match your discount, thereby offering you no sustainable competitive advantage. You have just raised the cost of doing business.

• Worse yet, your competitor will beat your discount, thereby forcing you to either lose business or to match or exceed their offer. One-upping is a dangerous game. It leads to an eventual death spiral of continually lower price points until everybody is losing money.

We’ve all seen this death spiral before— remember what happened to long-distance phone service in the 1990s? That’s why a sustainable value proposition includes hard economic benefits targeted to select groups of customers. It encourages customers to think about other aspects of your brand besides your prices.

Now that we’ve explored the yin of value propositions, next month we’ll take a look at the yang of soft benefits— the recognition that complements the rewards.

Rick Ferguson is the editorial director of Colloquy, a provider of loyalty marketing services. Colloquy also teaches an ongoing series of loyalty marketing workshops and seminars with the Direct Marketing Association. For more information, visit http://www.colloquy.com/cont_conferences.asp.

© COLLOQUY, 2006. First rights only

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